RPC Incorporated, 2801 Buford Highway NE., Suite 520, Atlanta, GA 30329. Telephone: (404) 321-2140 Facsimile: (404) 321-5483

VIA EDGAR

January 12, 2017

Mr. Ethan Horowitz

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed: February 29, 2016
Form 8-K
Filed: October 26, 2016
File No.: 001-08726

Your comment letter dated December 15, 2016

Dear Mr. Horowitz:

Thank you for your correspondence dated December 15, 2016, consisting of comments and questions about the above referenced filings. This letter sets forth the responses of RPC, Inc. (“RPC” or the “Company”) to your questions. In an effort to facilitate the Staff’s review, we have repeated each of the questions in bold prior to setting forth our response thereto in the same order that they appeared in your letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data, page 33

Notes to Consolidated Financial Statements, page 38

Note 12: Business Segment Information, page 57

1.	We note that your service lines have been aggregated into two reportable segments. Describe your application of FASB ASC 280-10-50-11 in evaluating the similarities between the financial performance of and approach to managing the service lines within each reportable segment along with the economic and business conditions impacting their business activity levels. As part of your response, tell us whether each of the service lines identified in your Form 10-K is deemed to be an operating segment pursuant to FASB ASC 280-10-50-1 and describe your basis of organization.

Mr. Ethan Horowitz

Accounting Branch Chief

RESPONSE

The Company has evaluated the relevant provisions of FASB ASC 280-10-50 and concluded the Company has the following two operating segments:

•	Technical Services
•	Support Services

While each of the service lines engages in business activities from which it earns revenues and incurs expenses, all performance assessments and resource allocation decisions are made at the Technical Services and Support Services level and not at the service line level. Therefore, service lines are not operating segments in accordance with FASB ASC 280-10-50-1 and the provisions of FASB ASC 280-10-50-11 regarding aggregation do not apply.

These conclusions are based on the following factors:

Organization and reporting structure:

RPC is a Delaware corporation organized as a holding company for several oilfield services companies. RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of Mexico, Rocky Mountain and Appalachian regions, and in selected international markets.

RPC operates the following legal entity groupings: Cudd Energy Services (“Cudd”), ThruTubing Solutions (“TTS”) and Patterson Services (“Patterson”) (collectively, the “Legal Entity Groupings”). Selected overhead including centralized support services and regulatory compliance are classified under Corporate. Cudd and Patterson contain multiple legal entities, primarily as a result of acquisitions established individually for legal and tax purposes. RPC is further organized into Technical Services and Support Services within each of the Legal Entity Groupings. Technical Services include service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer’s well. Support Services include service lines that primarily provide equipment for customer use or services to assist customer operations. Cudd and Patterson provide both Technical Services and Support Services and TTS provides only Technical Services. The table below depicts the significant legal entities and service lines in each of the Legal Entity Groupings:

Mr. Ethan Horowitz

Accounting Branch Chief

Legal Entity Grouping	Significant Legal Entities	Service Lines
Cudd Energy Services	Cudd Pumping Services Inc. Cudd Pressure Control, Inc. International Training Services, Inc.	Pressure Pumping Coiled Tubing Snubbing Nitrogen Wireline Well Control Integrated Water Solutions Tubular Services Consulting Instructor Training Interactive Training
Thru Tubing Solutions	Thru Tubing Solutions, Inc.	Downhole Tool Services
Patterson Services	Patterson Services, Inc. Bronco Oilfield Services, Inc.	Fishing Tools Fluid Pump Production Rental Tools Rental Tools
Corporate	RPC, Inc.	N/A

The following depicts the service lines within each operating segment:

Operating Segment	Service Lines
Technical Services	Pressure Pumping Coiled Tubing Snubbing Nitrogen Wireline Well Control Integrated Water Solutions Fishing Tools Fluid Pump Production Rental Tools Downhole Tool Services
Support Services	Rental Tools Tubular Services Consulting Instructor Training Interactive Training

Mr. Ethan Horowitz

Accounting Branch Chief

Chief Operating Decision Maker (“CODM”):

The Company’s CODM is its President and Chief Executive Officer (“CEO”). Each of the Legal Entity Groupings is led by a General Manager who reports directly to the CEO (collectively the “General Managers”). The General Managers are in charge of the daily operations for their respective Legal Entity Groupings, and maintain regular contact with the CEO to discuss operating activities, financial results and evaluate overall performance. The General Managers are responsible for both the Technical Services and Support Services operating activities within their Legal Entity Groupings and have service line managers reporting to them. The CEO makes all major decisions with regard to operations and allocation of resources to Technical Services and Support Services. The CEO has the authority to make final decisions and no employee reporting to him has the ability to override such decisions.

Operating Environment:

Technical Services:

All of the service lines under Technical Services are high capital and personnel intensive businesses. The common drivers of operational and financial success of these service lines include diligent equipment maintenance, strong logistical processes, and appropriately trained personnel who function well in a team environment. In general, these service lines are subject to relevant governmental and industry regulations and practices regarding safety, human resource management, materials handling and transportation. Technical Services has been a high growth area for the Company with more resources allocated towards this segment. All of the service lines in this operating segment have comparable work intensity and are performed at the customer well site with services and equipment which are priced on a per day, per unit of measure, per man hour or similar basis. The Company considers all of these service lines to be closely integrated oil and gas well servicing businesses, and makes resource allocation and performance assessment decisions based on this operating segment as a whole across these various service lines. Due to the fact that many of these service lines are provided at the same point in the well completion cycle and there are employee cross-training possibilities, the Company has from time to time actively offered this group of services to customers as an integrated package.

Support Services:

Support Services include all of the service lines that provide (i) equipment for customers’ use on the well site without RPC personnel and (ii) services that are provided in support of customer operations off the well-site such as class room and computer training, and other consulting services. The primary drivers of operational success for equipment provided for customers’ use on the well site without RPC personnel are offering safe, high quality and in-demand equipment appropriate for the well design characteristics. The drivers of operational success for the other Support Services relate to meeting customer needs off the well-site and competitive marketing of such services.

Mr. Ethan Horowitz

Accounting Branch Chief

Information Used by CODM:

The CODM reviews operating results of the overall consolidated entity, the two operating segments as well as the Legal Entity Groupings. The reporting package reviewed by the CODM on a monthly basis includes the following:

•	Operating results at a consolidated level consistent with financial data reported externally to the investors and Securities and Exchange Commission
•	Operating results for the two operating segments
•	Operating results for each of the Legal Entity Groupings that constitute the consolidated results

The monthly reporting package provided to the CODM includes certain financial information at the service line level; however, the CODM primarily uses and relies upon the operating segment and Legal Entity Grouping financial information. The service line financial information is secondary because the CODM relies on the General Managers to execute his strategic directives based on his review at the Technical Services and Support Services level. The CODM does not make resource allocation decisions based on information at the service line level. Resource allocations cannot be made at the level of a single service line because of the ripple effects such an allocation may cause at the other service lines.

The reporting package presented to the board of directors on a quarterly basis contains schedules similar to the CODM monthly reporting package.

Resource allocation and performance assessment:

The Company conducts an extensive annual budgeting process which is used to allocate available resources to its operating segments based on return on invested capital criteria and alignment with strategic objectives. Decisions regarding capital allocation are made based on the operating environment and industry dynamics specific to Technical and Support Services. Operationally, the service lines within Technical Services have a high variable cost and low fixed cost structure while the service lines within Support Services have high fixed costs and low variable costs. Historically, the revenues across the major service lines within Technical Services have been highly correlated. The CODM assesses performance and allocates resources based on (i) equipment, services and personnel provided on the well-site (Technical Services) or (ii) equipment without RPC personnel on the well-site (Support Services) or (iii) services offered off the well-site (Support Services). The CODM does not make resource allocation decisions on any individual service line without considering all of the services offered in the specific operating segment since the service lines are closely aligned and managed. The CODM makes all strategic resource allocation decisions at the operating segment level and relies on General Managers to implement at the appropriate service line within the Legal Entity Grouping.

In conclusion, the operating segments of the Company are Technical Services and Support Services and the individual service lines are not operating segments.

Mr. Ethan Horowitz

Accounting Branch Chief

Form 8-K filed October 26, 2016

2.	The non-GAAP financial measures provided in your Form 8-K include a presentation of EBITDA per share. Please revise as the presentation of EBITDA per share is not consistent with the guidance in question 103.02 of the Compliance and Disclosure Interpretation regarding Non-GAAP Financial Measures.

RESPONSE

In future filings the Company will not include EBITDA per share data.

I trust that we have responded in sufficient detail to address all of your comments. Please do not hesitate to contact me at (404) 321-2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer

Vice President and Chief Financial Officer

cc:	Ms. Wei Lu